June 21, 2005


Mail Stop 0408

By U.S. Mail and facsimile to (610)892-5108

Donald S. Guthrie
Chairman of the Board and Chief Executive Officer
22 West State Street
Media, Pennsylvania 19063

Re:	First Keystone Financial, Inc.
	Form 10-K filed December 29, 2004
	Form 10-Q filed February 14, 2005
	File No. 000-25328

Dear Mr. Guthrie:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Joyce Sweeney
      Branch Chief